As filed with the Securities and Exchange Commission on January 17, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

ACTIVCARD S.A.
(Name of Subject Company (Issuer))

ACTIVCARD CORP. (Offeror)
and
ACTIVCARD S.A. (Issuer)
(Name of Filing Persons (identifying status as
offeror, issuer or other person))

COMMON SHARES, PAR VALUE EURO 1.00 PER SHARE
AND
AMERICAN DEPOSITORY SHARES
(Title of Class of Securities)

COMMON SHARES, ISIN FR0004151314
AMERICAN DEPOSITORY SHARES, CUSIP 00505N109
(CUSIP Number of Class of Securities)

STEVEN HUMPHREYS
CHIEF EXECUTIVE OFFICER
ACTIVCARD S.A.
6623 Dumbarton Circle
Fremont, California 94555
Telephone: (510) 574-0100
Facsimile: (510) 574-0135
(Name, address and telephone number of persons authorized
to receive notices and communications on behalf of filing persons)

Copy to:
STEPHEN C. FERRUOLO, ESQ.
HELLER EHRMAN WHITE & MCAULIFFE LLP
4350 La Jolla Village Drive, 7th Floor
San Diego, California 92122
Telephone: (858) 450-8400
Facsimile: (858) 450-8499

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (the “Amendment”) amends and supplements the tender offer statement on Schedule TO filed with the Securities and Exchange Commission by ActivCard Corp., a newly formed Delaware company (“ActivCard Corp.”), and ActivCard S.A., a societé anonyme organized under the laws of the Republic of France (“ActivCard S.A.”) on January 6, 2003 (as amended, the “Schedule TO”). The Schedule TO relates to the offer by ActivCard Corp. to exchange:

•	one share of its common stock, $0.001 par value per share, for every common share, par value Euro 1.00 per share, of ActivCard S.A.; and

•
one share of its common stock, $0.001 par value per share, for every American depositary share (ADS) evidenced by an American depositary receipt (ADR) of ActivCard S.A. (the “Exchange Offer”). Each ADS represents one common share of ActivCard S.A.

In connection with the Exchange Offer, ActivCard Corp. has filed a registration statement on Form S-4 (file no. 333-100067) (the “Registration Statement”) with the Securities and Exchange Commission. The terms and conditions of the Exchange Offer are set forth in the prospectus filed January 6, 2003 pursuant to Rule 424(b)(3) and any prospectus supplement or amendment thereto (the “Prospectus”), which is part of the Registration Statement and the related Form of Acceptance and Letter of Transmittal.

Item 6.    Purposes of the Transaction and Plans or Proposals.

Item 6(c) is hereby supplemented and amended as follows:

(c)  (1)    The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “The Exchange Offer—Effect of the exchange offer” and “Risk Factors—Risks related to the exchange offer and ActivCard Corp.” is incorporated herein by reference.

       (2)    None.

       (3)    None.

       (4)    The information set forth in the section of the Prospectus entitled “Information about ActivCard Corp.—Directors and executive officers” is incorporated herein by reference.

       (5)    The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “The Exchange Offer—Effect of the exchange offer” and “Risk Factors—Risks related to the exchange offer and ActivCard Corp.” is incorporated herein by reference.

       (6)    The information set forth in the sections of the Prospectus entitled “Summary of the Prospectus—The securities,” “The Exchange Offer—Transfer of Nasdaq and Nasdaq Europe listings” and “Risk Factors—Risk related to the exchange offer and ActivCard Corp.—This transaction may adversely affect the liquidity and value of non-tendered ActivCard S.A. securities” is incorporated herein by reference.

       (7)    Pursuant to the Exchange Offer, ActivCard Corp. is attempting to acquire all of the outstanding common shares and ADSs of ActivCard S.A., which would result in the ActivCard S.A. securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

       (8)    Not applicable.

       (9)    None.

       (10)  None.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2003

ACTIVCARD CORP.

By:	/s/ Blair W. Geddes
Name: Blair W. Geddes
Title: Chief Financial Officer

ACTIVCARD S.A.

By:	/s/ Blair W. Geddes
Name: Blair W. Geddes
Title: Chief Financial Officer

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